February 11, 2025

Thomas Chen
Chief Executive Officer
NeOnc Technologies Holdings, Inc.
2 Dole Drive
Westlake Village, CA 91362

       Re: NeOnc Technologies Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284115
Dear Thomas Chen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. Please tell us whether all of the shares registered for resale in this registration statement, including the 624,999 shares to be issued for $16 per share and the 30,000 shares to be issued to RBW Capital Partners, were issued and outstanding prior to
       January 31, 2025, the date you filed this amendment to the registration statement. If any of the shares registered for resale were not outstanding at that time, please remove them from the shares registered for resale or tell us why you believe it would be appropriate to include them for resale at this time. Refer to Securities Act Sections
       CDIs 134.01 and 139.27.
2. To the extent you continue to include the 624,999 shares to be issued for $16 per share, tell us what exemption from registration you are relying on with respect to that issuance and provide your analysis as to why that private placement should not be
 February 11, 2025
Page 2

       integrated with the registered resale offering. Refer to Securities Act Rule 152 and
       Securities Act Sections CDI 139.25.
3. With respect to the 624,999 shares to be issued for $16 per share, please tell us the expected timing of issuance, whether and when the purchasers became irrevocably bound to purchase the shares, and whether there are any conditions to closing. Please file the related purchase agreement or tell us why it is not required to be filed as an exhibit.
4. To the extent you continue to include the 30,000 shares to be issued to RBW Capital
       Partners, please advise whether that issuance is contingent on the successful completion of the direct listing and whether any purchase price for those shares is contingent on the opening share price in the direct listing. In this regard, we note your
       disclosure that    The agreement provides for a one-time fee of $250,000
payable three
       days after the direct listing and 30,000 shares of unrestricted stock at the time of the direct listing at the direct listing price.
5.     Given RBW Capital Partners    dual role as your financial advisor and a
Registered
       Stockholder and the financial advisor   s role under Nasdaq direct
listing rules, please
       consider whether it is necessary to include a discussion of any material risk factors relating to potential conflicts of interest.
6.     We note the disclosure on your cover page that    [t]he Registered
Stockholders will
       not be involved in Nasdaq's price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out
       its role as a financial adviser.    Please revise this and any other
similar statements for
       accuracy given RBW Capital Partners    current dual role as your
financial advisor and
       a Registered Stockholder.
7. Please confirm that RBW Capital Partners will not serve as the issuer s valuation agent for purposes of the Nasdaq direct listing rules.
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Thomas J. Poletti, Esq.